SUMMARY OF FINAL TERMS CONFIDENTIAL February 14, 2013	ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-169899 Supplementing the Preliminary Prospectus Supplement dated February 11, 2013

250,000 shares

INTERNATIONAL SHIPHOLDING CORPORATION

9.50% SERIES A CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

This summary pricing sheet, which relates only to the securities described below, supplements the above-described Preliminary Prospectus Supplement, subject to completion, dated February 11, 2013, relating to these securities. This summary pricing sheet should be read together with, and is qualified in its entirety by reference to, the Preliminary Prospectus Supplement, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer	International Shipholding Corporation
Securities Offered	250,000 shares of our 9.50% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $1.00 per share, liquidation preference $100.00 per share (the “Series A Preferred Shares”), plus up to an additional 37,500 shares if the underwriters exercise their option to purchase additional shares in full.

Trade Date	February 14, 2013

Settlement Date/Form	February 21, 2013 (DTC)

Offering Size	250,000 Series A Preferred Shares ($25,000,000 aggregate liquidation preference)

Issue Price	$100.00 per share

Maturity	Perpetual

Conversion; Exchange and Preemptive Rights	The Series A Preferred Shares will not have any conversion or exchange rights or be subject to any preemptive or similar rights.

Dividends	Shall accrue and be cumulative from February 21, 2013 and shall be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors out of funds legally available for such purpose.

Dividend Rate	Subject to adjustment in the manner described immediately below, 9.50% per annum per $100.00 of liquidation preference per share (equal to $9.50 per share per annum).

Dividend Payment Dates	January 30, April 30, July 30 and October 30, commencing April 30, 2013 (each, a “Dividend Payment Date”)

Dividend Step-Up

If the Issuer does not pay dividends in full on the Series A Preferred Shares on any two Dividend Payment Dates (whether consecutive or not), the per annum dividend rate will increase by an additional 2.00% per $100.00 stated liquidation preference, or $2.00 per annum (or $0.50 per quarter), per Series A Preferred Share on and after the day following such second Dividend Payment Date.

On each subsequent Dividend Payment Date on which cash dividends on the Series A Preferred Shares shall not be declared and paid, the annual dividend rate payable on the Series A Preferred Shares shall increase by an additional 2.00% per annum per $100.00 stated liquidation preference per Series A Preferred Share, up to a maximum annual dividend rate on the Series A Preferred Shares of 19.00%.

The dividend rate will reset to the original dividend rate of 9.50% once all accrued but unpaid dividends on the Series A Preferred Shares have been paid for three consecutive Dividend Payment Dates.

Voting Rights

If six quarterly dividends, whether or not consecutive, payable on the Series A Preferred Shares are in arrears, the holders of Series A Preferred Shares will be entitled to elect two directors to serve on the Issuer’s board of directors.

Unless the Issuer has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Shares, voting as a single class, the Issuer may not:

(i) adopt any amendment to its Certificate of Incorporation that adversely alters the preferences, powers or rights of the Series A Preferred Shares;

(ii) issue any Parity Securities if the cumulative dividends payable on outstanding Series A Preferred Shares are in arrears; or

(iii) issue any Senior Securities.

Redemption

At the option of the Issuer anytime on or after April 30, 2018, in whole or in part, at a redemption price of $100.00 per share plus an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the date of redemption.

Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series A Preferred Shares, in whole, within 120 days after the date on which such Change of Control occurred for a cash redemption price of $100.00 per share, plus any accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the date of redemption.

Ranking

The Series A Preferred Shares will rank:

(i) senior to all classes of the Issuer’s common shares and to each other class or series of capital stock established after the original issue date of the Series A Preferred Shares that is not expressly made senior to or on parity with the Series A Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of the Issuer’s affairs (collectively, “Junior Securities”)

(ii) pari passu with any other class or series of capital stock established after the original issue date of the Series A Preferred Shares that is not expressly subordinated or senior to the Series A Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of the Issuer’s affairs (collectively, “Parity Securities”); and

(iii) junior to all of the Issuer’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Issuer and each other class or series of capital stock expressly made senior to the Series A Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of the Issuer’s affairs (collectively, “Senior Securities”)

Day Count	30/360

Net Proceeds to the Issuer (before expenses)	$23,750,000

Use of Proceeds	General corporate purposes, including working capital and potential deployments of currently inactive vessels

Net Worth Covenant	The Issuer will be required to maintain a Net Worth to Preferred Stock Ratio of at least 1.00.

Ratings	The Series A Preferred Shares will not be rated by any nationally recognized statistical rating organization.

Listing	The Issuer intends to file an application to list the Series A Preferred Shares on the New York Stock Exchange.

CUSIP/ISIN	460321 409/ US4603214093

Joint Lead Book-Running Managers	Incapital LLC, DNB Markets, Inc.

Sole Structuring Agent	Incapital LLC

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series A Preferred Shares and is not soliciting an offer to buy the Series A Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Incapital LLC, Attn: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, Il 60606, 312-379-3700, email: prospectus_requests@incapital.com or DNB Markets, Inc., Attn: Investment Banking, 200 Park Avenue, 31st Floor, New York, NY 10166, 212-681-3800.

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